SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR FEBRUARY TRAFFIC GROWS 300,000 (+7%)
 TO 4.5M CUSTOMERS

Ryanair, Europe's favourite low fares airline, today (6 Mar) released its February traffic statistics as follows:

• Traffic grew by 300,000 to 4.5m customers (up 7%)

• Load factor increased 1% to 78%.

• Annual traffic to February 2014 rose to 81.9m customers (up 3%).

	Feb 13	Feb 14	Change	Yr to Feb 14
Customers	4.2m	4.5m	+7%	81.9m (+3%)
Load Factor	77%	78%	+1%	83%

Ryanair's Robin Kiely said:

"Ryanair traffic grew by 300,000 to 4.5m customers in February, thanks to the success of our lower fares, our easier to use website and our recent customer service improvements including allocated seats for all customers and the use of personal electronic devices on all flights. Further improvements will be rolled out over the coming months as Ryanair continues to lower prices and improve our industry leading customer service."

ENDS

For further information
please contact:         Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212              Tel: +353-1-6789333
                                    press@ryanair.com               ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary